Exhibit 99.1

IR-380

FANHUA Announces Joint Ventures with Asia Insurance

GUANGZHOU, China, October 23, 2023 (GLOBE NEWSWIRE) -- FANHUA Inc. (“FANHUA” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, is excited to announce a strategic partnership with Asia Insurance Co., Ltd. (“Asia Insurance”), a wholly-owned subsidiary of Asia Financial Holdings Ltd (HKSE: 0662). Together, the two companies are forming two joint ventures: a life insurance brokerage company and an insurance technology company. FANHUA will be the majority shareholder of both joint ventures, with a 60% ownership stake in each. Both of the newly established joint ventures will be headquartered in Hong Kong.

Commenting on this strategic move, Ben Lin, Co-Chairman and Chief Strategy Officer of FANHUA said, “The intermediary segment in Asia represents a unique greenfield opportunity within the financial services industry. However, it remains severely underserved in terms of technology. Mainland China, on the other hand, is at the forefront of digital adoption and insurance sales technology. With 25 years of experience in the insurance agency industry and significant IT investments over the past five years, we have developed a leading IT infrastructure for life insurance distribution. This positions us well to leverage our technological strength in serving the brokerage markets in Hong Kong and the rest of Asia.”

He added, “We are excited to partner with Asia Insurance, a leading insurance company in the region with deep local market knowledge. Most importantly, the two companies share common values, emphasizing a long-term focus and responsibility to our stakeholders. The joint ventures, headquartered in Hong Kong, mark a milestone for FANHUA in our endeavor to establish our global presence and realize our vision of becoming a leading technology-driven financial service platform. By working closely with the team at Asia Insurance, we are confident that our overseas expansion will be able to create value for our shareholders over the long term.”

Ms. Winnie Wong, CEO and Executive Director of Asia Insurance, said, “We are thrilled to enter into a strategic partnership with FANHUA, a renowned leader in the financial services industry. FANHUA’s extensive experience and proven track record in the insurance agency sector, coupled with its unwavering commitment to technological advancements, seamlessly align with our vision for growth and innovation. With strong presence in Hong Kong for over 60 years, Asia Insurance has always been dedicated to serving and meeting the evolving needs of our clients. By joining forces with FANHUA, we are confident that our combined expertise will enable us to deliver unparalleled life insurance solutions and services to our clients.”

She added, “This landmark partnership marks a significant milestone in our journey to further strengthen our presence in the region. We are excited to collaborate closely with FANHUA to deliver exceptional value and elevate the standard of insurance solutions and services.”

IR-380

About Asia Insurance

Asia Insurance Co., Ltd. is a wholly-owned subsidiary of Asia Financial Holdings Limited (HKSE: 0662) established in 1959. Asia Insurance has been rooted in Hong Kong for over 60 years and is now one of the leading general insurers in Hong Kong providing a broad range of insurance products with focus on coverage and care. It is noted for its financial strength - strong capitalisation, high liquidity and a Standard & Poor’s “A” rating for the Insurer Financial Strength Ratings and Issuer Credit Ratings and trusted by its long-term business partners.

With an extensive network of distinguished partnerships and successful joint ventures, Asia Insurance has developed a strong global reach and expanded its business presence in multiple countries such as Mainland China, Indonesia, Thailand, Cambodia and Philippines. By leveraging local expertise, we are able to deliver insurance solutions tailored to the unique needs of each market, aiming to provide our customers with maximum protection for their investment.

For more information about Asia Insurance Co., Ltd., please visit https://www.asiainsurance.hk

About FANHUA Inc.

Driven by its digital technologies and professional expertise in the insurance industry, FANHUA Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

As of June 30, 2023, our distribution and service network consisted of 606 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 89 service outlets covering 31 provinces.

For more information about FANHUA Inc., please visit http://ir.fanhgroup.com.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.

Asia Insurance Co., Ltd.

Kiki Ho

Tel: +852 3606 9956

Email: kikiho@afh.hk

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